

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

William L. Smith
Chief Executive Officer
PG&E Corporation
77 Beale Street
P.O. Box 770000
San Francisco, CA 94177

> **Re: PG&E Corporation**
> **Registration Statement on Form S-3**
> **Filed July 6, 2020**
> **File No. 333-239687**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Selling Shareholders
Material Relationships with Selling Shareholders
Greenshoe Backstop, page 20

1. We note you disclose on page 21 that you may register the resale of any shares of common stock issued to Backstop Parties who are also PIPE investors through a supplement to this prospectus. Please provide us with your analysis as to how you may register the offer and sale of these securities by means of a supplement to this prospectus or revise your disclosure accordingly. Refer to Securities Act Rule 413(a) and Securities Act Rules Compliance and Disclosure Interpretation 210.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina Dorin, Attorney Advisor, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Daniel Haaren